



FEMALE-FOCUSED VALUE-ADD MULTIFAMILY CROWDFUND

VernaFundCF

Apartment Queen Investments

Our Story-Intro

About Us



Apartment Queen Investments

Experienced Operator team-over 73MM AUM (assets under management)



Landlord, Business and Tax friendly states

We are Focused in Texas



Big Goals

150 MM AUM by 2023

1Billion SheVestors by 2030



About Us-Organizational Chart

Please Note our Organization Chart to the left.

The securities (ownership shares) being offered for purchase are membership interests (members) of Vernafund CF, LLC.

Vernafund20, LLC is investing directly into Vernafund CF, LLC as one of the SPVs of Vernafund20, LLC Vernafund CF is investing directly into the real estate via Vernafund20, LLC via https://theapartmentqueen.sppx.io/





CF Main Issuer Investing Directly in Real Estate
Real Estate ADDRESS (owned directly by Reg CF entity without LLC separation)
Acquisition
REG CF Entity- Main Issuer (shares owned by the SPV
Passive Investing
Vernafund CF, LLC (SPV1)
VernafundCFMentor, LLC (SPV 2)
Passive Investing
Crowdfunding investors--both accredited and non-accredited-invests directly into SPV

The Apartment Queen
CHANGING THE FACE OF MULTIFAMILY

About Us-Fees



The Manager, APQFUNDMGR, LLC is the sole manager of Vernafund 20- our manager will oversee fund accountant, annual audit production, asset selection, and partnerships with vetted, and carefully carefully

selected Sponsors

Fees from Vernafund20:

-1% acquisition fee OF ENTIRE FUND VERSUS ASSET-BASED (market 2-5%)

-2% fund asset management of gross receipts for EACH asset

-5% construction Management (typically charge 10% per asset)

-Silicon Prairie portal will take 3-6% of our raise as a fee





The Problem-Intro

Less than 30% of Commercial real estate (CRE) industry is female.

83% of CRE Boards (FORBES STAT) are men, yet 93% of wealth is from CRE

The wage gap exists between men and women in CRE.

We believe this is due to few woman have access to ownership opportunities in CRE based on capital required to enter (usually 50k+) and accredited status requirements.

Women know they need to build wealth	Few woman have access to opportunities in commercial real estate	Women make less money than men in commercial real estate

The Solution



1.Investors who want strong, stable, passive returns create a profile on our portal and get access to deals they couldn't before-They DONT NEED TO HAVE 50K OR BE ACCREDITED!

2.Fund Members financially empower women Operators By Funding our Apartment deals

3.Fund Limited partners receive mailbox money checks/incentives these and tax/incentives are Making women more money additional to their wages=compensating for the wage gap women experience=financially empowering women

98%

1/4 women are abused

Financial abuse occurs in 98% of domestic violence cases.

WHICH IS ALL OF THEM!

Most women financially empowered avoid abuse

Empowering women financially is our duty to end abuse

Target to Market Demographics

Demographic requirements for our success

Population growth %

1

If the city is between a quarter million and 1 million in population, ideally, we look for 20% population growth between the year 2000 and the year 2017. 15% growth for cities over a million, 10% growth for cities over 2 million, 30% growth for cities under a quarter million

Median Houehold increase %

2

30% median household income growth between the year 2000 and the year 2016, using www.city-data.com for a city. This applies to cities of all sizes. For each year beyond 2016, add 2% growth to the 30% number above.mpaign

Median house/condo value Growth

3

40% growth in Median house or condo value between the year 2000 and the year 2016, using www.city-data.com for a city. This applies to cities of all sizes. For each year beyond 2016, add 2.5% growth to the 40% number above.

Job Growth by % age

4

numbers above 2% annualized job growth (1.5% for cities over a million). For each year beyond 2018, you DO NOT need to add or subtract from this number.

CRIME DECREASE

5

Look for a declining crime rate, from left to right. In the rightmost cell, look for a number lower than 500.



How we select the properties we invest in

Our criteria-

-60 + units target

Motivated seller

-1970 or newer

-Phoenix and Texas - Primary markets only unless 100% un-renovated.

- C + class (6 capitalization rate MINIMUM)



70%
CLASSIC (NOT UPDATED) UNITS MINIMUM

10%
ALL FLOOR PLANS 10% BELOW MARKET RENT AT MINIMUM

70 MM+
ASSETS UNDER MANAGEMENT (AUM)

1000+
APARTMENT DOORS

400+
INVESTORS



Flats at 2030

Phoenix AZ



Leuda May Apartments

Fort Worth Texas



VILLAGE ON UNIVERSITY
Denton Texas.



The Aspens Apartments and Century Tree Apartments

Phase 1: REVIEW documents-we suggest with counsel

Phase 2: INVEST

Raise Minimum $107,000

Maximum Target, $1,070,000

Preferred Return to investors: 7-7.25% depending on share class
Distributions to investors: Quarterly after year 1 construction completion:

9-13% cash on cash Minimum

15%+ IRR Minimum

1.75x multiple minimum

Type text

VernaFund20 Goals

1	**# Doors and Target Assets Under Management Purchase** Units 25-1,200 Price $500k to $15million
2	**What you get -Returns** targeted overall IRR in the range of fifteen percent (15%) net of fees and expenses, 7-7.25% preferred, 80/20 split
3	**Exit Target** 5 years sale at at least 75% return on principle



80/20 split

15% IRR

7-7.25% Preferred Return

EXIT

1.75x equity multiple min
Type text





Next Steps With Our Investment Portal

| Step #1: If you're Ready to review offering documents CLICK HERE | Step #2: Hold your spot by submitting your application | Step #3: Submit 100% of your investment |



Disclaimer...



This Presentation is for the raise of investment via a Regulation CF offering, conducted via Silicon Prairie at
https://theapartmentqueen.sppx.io/. This presentation does not purport to be all-inclusive or to contain all of the information
that a Recipient may require to make an investment decision. Offers and sales for equity securities will be made only in
accordance with applicable security laws and pursuant to the Form C and other definitive documentation. There is no
guarantee that any of the estimates or projections contained herein will be achieved by the Company, or by Vernafund20, LLC.
Investors should pay particular attention to the structure of the investment, namely, the direct investment into each asset, and
the fact that the real estate assets therein will also be, in most cases, direct. No investment, divestment, or other financial
decisions or actions should be based solely on the information in this presentation. Actual results will vary from the
projections and such variations may be material, including the possibility that an investor may lose some or all of its invested
capital. As always, investments via Regulation CF are inherently risky, and there is no guarantee of success. Investors are
advised to consult with their own attorneys and financial planners prior to investing. Nothing contained here should be taken
as legal, financial, or investment advice. Thank you.